Mail Stop 4561

October 29, 2008

Michael Levine
Chief Executive Officer and President
Vital Products, Inc.
35 Adesso Road
Concord, Ontario, Canada L4K 3C7

> **Re:** **Vital Products, Inc.**
> **Form 8-K Filed October 1, 2008**
> **File No. 333-127915**

Dear Mr. Levine:

     We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Marc Thomas
Staff Accountant